Filed by Cohen & Steers MLP Income and Energy Opportunity Fund, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under

the Securities and Exchange Act of 1934, as amended

Subject Company: Cohen & Steers MLP Income and Energy Opportunity Fund, Inc.

Commission File No. 333-185483

May 14, 2021

URGENT

Re: Your investment with Cohen & Steers MLP Income and Energy Opportunity Fund.

Dear Shareholder,

We have attempted to contact you regarding an important matter pertaining to your investment in the Cohen & Steers MLP Income and Energy Opportunity Fund.

Please contact us immediately at 855-200-8122 Monday through Friday between the hours of 9:00 a.m. to 10:00 p.m. Eastern Time; or Saturday and Sunday between the hours of 10:00 a.m. to 6 p.m.

This matter is very important and will only take a moment of your time.

Broadridge Financial Solutions has been engaged by Cohen & Steers to contact you.

Thank you in advance for your assistance with this matter.

    Sincerely,

Adam Derechin

President of the Funds